press release

ArcelorMittal publishes convening notice for Extraordinary General Meeting of shareholders

Luxembourg, 9 February 2016

ArcelorMittal has published the convening notice for its Extraordinary General Meeting of shareholders, which will be held on Thursday 10 March 2016 at 11:30am local time at the company’s registered office, 24-26 Boulevard d’Avranches, L-1160, in Luxembourg.

The ArcelorMittal shareholders entitled to vote at the Extraordinary General Meeting will be those who are shareholders on the record date of 25 February 2016 at midnight (24:00 hours) Central European Time.

The convening notice, voting forms and all other meeting documentation will be available on ArcelorMittal's website http://corporate.arcelormittal.com/ under Investors – Equity Investors - Shareholders’ meetings – Extraordinary General Meeting 10 March 2016, from 9 February 2016.

Shareholders may obtain further information at ArcelorMittal's registered office, by calling +352 4792 3198, sending a fax to +352 26 48 19 95 or +44 20 7629 7993, or emailing privateinvestors@arcelormittal.com